Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

March 14, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Brion Thompson, Esq.

Re:	Bridgeway Funds, Inc.
File Nos. 33-179504 and 811-08200

Dear Mr. Thompson:

This letter (the “Response Letter”) responds to each of the comments provided orally to me on March 12, 2012, regarding the registration statement on Form N-14 (the “Registration Statement”) filed by Bridgeway Funds, Inc. (the “Registrant”).  The Registration Statement was filed to register Class N shares to be issued by the Aggressive Investors 1 Fund (the “AI1 Fund”), a series of the Registrant, in connection with the conversion of all of the shares of the Aggressive Investors 2 Fund (the “AI2 Fund”), also a series of the Registrant, into that number of full and fractional shares of common stock, par value of $0.001 per share (the “Shares”), of the AI1 Fund (the “Reorganization”), pursuant to the Plan of Reorganization included in the Registration Statement.

For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment.  The revisions indicated below will be included in the Registrant’s subsequent filing under Rule 497 related to the Registration Statement.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

Mr. Brion Thompson, Esq.
U.S. Securities and Exchange Commission
March 14, 2012

▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.
Comment:  In the “Key Questions & Answers” section, please include a question and answer with regard to a comparison between the total annual fund operating expenses between the AI2 Fund and the pro forma combined AI1 Fund (i.e., how expenses will change, if at all, for shareholders).

Response: Registrant has revised as requested.

The following question and answer will be added to the “Key Questions & Answers” section:

How do the Funds’ total expenses compare?

Shareholders of the AI2 Fund are not expected to incur higher total annual fund operating expenses as a result of the Reorganization.  Management fees, which are a portion of the total annual fund operating expenses, of the pro forma combined AI1 Fund are expected to be slightly higher than that of the AI2 Fund solely due to the manner in which the performance-based advisory fee is calculated.

2.	Comment: In the Expense Tables and Expense Examples, please delete the title of the third column or row, as appropriate, and replace with “Aggressive Investors 1 Fund (Pro Forma Combined).”

Response: Registrant has revised as requested.

3.
Comment: (i) Please add the costs of the Reorganization to the “Costs of the Reorganization” section and reflect such amounts in the Response Letter.  (ii) Please assess the reasonableness of the costs of the Reorganization and reflect such assessment in the Response Letter.  (iii) Please also reflect such assessment in the “Costs of the Reorganization” section.

Response: (i) Registrant has revised the “Costs of the Reorganization” section to reflect the total Reorganization costs and estimated proxy solicitation costs, which are part of the total Reorganization costs.  These costs are $123,000 and $53,000, respectively.  (ii) Registrant has assessed the reasonableness of the costs of the Reorganization and notes specifically that the Adviser will bear the Reorganization costs of both the AI2 Fund and AI1 Fund (excluding brokerage costs, if any).  (iii) Registrant believes that the current disclosure indicating that the Adviser will bear the Reorganization costs (excluding brokerage costs, if any) is sufficient for these purposes.

Mr. Brion Thompson, Esq.
U.S. Securities and Exchange Commission
March 14, 2012

4.             Comment: In the Capitalization Table, please delete the title to the fourth column, and replace with “Aggressive Investors 1 Fund (Pro Forma Combined).”

Response: Registrant has revised as requested.

5.
Comment:  Please assess the rationale of a smaller fund acquiring a larger fund, based on the factors outlined in the SEC staff no-action letter, North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (“NAST”).  Please reflect such assessment in the Response Letter.

Response: Registrant has reviewed the NAST no-action letter, and specifically the factors set forth therein.  Registrant represents that it has assessed the rationale of a smaller fund acquiring a larger fund based on the factors of the NAST no-action letter and believes that, based on those factors, the smaller fund will be the accounting survivor.

6.	Comment: In the financial statements, please mark each schedule or statement as “unaudited.”

Response: Registrant has revised as requested and where appropriate.

7.	Comment: Throughout the financial statements, please replace the title of the column, “Pro Forma Combined,” with “Aggressive Investors 1 Fund (Pro Forma Combined).”

Response: Registrant has revised as requested.

8.	Comment: In your Response Letter, please include the standard Tandy Representation.

Response: Registrant has included the standard Tandy Representation on the first page of this Response Letter.

9.	Comment: Please file the Response Letter before the effective date of the Registration Statement.

Response: Registrant has filed this Response Letter before the effective date of the Registration Statement.

*  *  *

Mr. Brion Thompson, Esq.
U.S. Securities and Exchange Commission
March 14, 2012

 Please do not hesitate to contact me at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J, Zimmerman, Esq.

cc:           Michael Mulcahy
Tammira Philippe
Debbie Hanna
Prufesh R. Modhera, Esq.